N E W S   R E L E A S E
OTCBB: OLYRF
TSX:  ORL
Date: October 15, 2002

GARRISON WELL SUCCESSFUL


For Immediate Release

Olympic Resources Ltd. (Olympic) reports that the TSX
Venture Exchange has accepted for filing the Company's proposal to issue 100,000 shares at a deemed price of $0.29 to settle an outstanding debt for $29,000 to The Termo Company.

The shares were issued on October 11, 2002 and are free of trading restrictions. The debt is now extinguished.

To find out more about Olympic Resources Ltd. (TSX-V:
ORL, OTCBB: OLYRF), visit our website at www.orlresources.com.

OLYMPIC RESOURCES LTD.

Daryl Pollock,
President

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.

WARNING: The Company relies on litigation protection for "forward looking" statements. Actual results could differ materially from those described in the news release as a result of numerous factors, some of which are outside the control of the Company.